Inergy, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

August 20, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Mr. John Fieldsend

Re:	Inergy, L.P. (the “Registrant”)

Request for Acceleration of Effectiveness

Registration Statement on Form S-3 (File No. 333-131742) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective on Monday, August 24, 2009, at 1:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby further acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Gillian A. Hobson of Vinson & Elkins L.L.P., the Registrant’s outside legal counsel, at 713.758.3747 with any questions regarding this request for acceleration.

Sincerely,

INERGY, L.P.

By:	Inergy GP, LLC,
its Managing General Partner

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and Chief Financial Officer

cc:	Gillian A. Hobson, Esq.

Vinson & Elkins L.L.P.

Via Facsimile